Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-194478) and related Prospectus of Lear Corporation for the registration of common stock, preferred stock, debt securities, warrants to purchase debt securities, common stock or preferred stock, subscription rights, stock purchase contracts, stock purchase units and guarantees of debt securities, and to the incorporation by reference therein of our reports dated February 10, 2015, with respect to the consolidated financial statements and schedule of Lear Corporation, and the effectiveness of internal control over financial reporting of Lear Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan

July 27, 2015